May 15, 2008	Trading Symbol: TSX.V – HNC

Hard Creek Nickel Corporation has extended contract with O & M Partners LLC

(VANCOUVER) – Mark Jarvis, President of Hard Creek Nickel Corporation (TSX.V—HNC) is pleased to announce that the Company has extended the consulting agreement for a second term with O & M Partners LLC, based in New York.

Services offered to the Company include initiating contacts and meetings with institutional investors, independent managers and market makers.

The term of the Agreement will begin May 12, 2008 for one year. The agreement is for a monthly fee of $7,500.00 (U.S. funds) and the granting of 200,000 stock options with a strike price of $1.00 to be vested over a 12 month period as to 25% every 3 months, subject to TSX-V approval.

On behalf of the Board of Directors of Hard Creek Nickel Corporation.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300	F: 604-681-2310
E: info@hardcreek.com	W: www.hardcreeknickel.com